# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newegg Commerce, Inc., CIK 0001474627
CUSIP: G6483G100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 21688 Gateway Center Dr., Suite 300, Diamond Bar, California (CA), 91765
Date of event which requires filing of this statement: 07/08/2025
Filed by CIK 0001971269
Persons authorized to receive notices and communications: Fred Chang, 21688 Gateway Center Dr., Suite 300, Diamond Bar, California (CA), 91765, (562) 884-8829; Lee Cheng Buchalter, 18400 Von Karman Avenue, Suite 800, Irvine, California (CA), 92612, (949) 760-1121

## Reporting persons
- Fred Faching Chang (CIK 0001869115): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,689,596; shared voting power 0; sole dispositive power 4,689,596; shared dispositive power 0; aggregate amount beneficially owned 4,689,596 (22.9% of the class)
  Comment: (1) Share numbers are as of September 30, 2025. On April 7, 2025, Issuer effected a one-for-twenty combination of its common shares.
  (2) Consists of (i) 407,927 shares are owned by Fred Faching Chang, (ii) 3,434,433 shares are owned by Tekhill USA LLC; (iii) 450,000 shares are owned by Nabal Spring, LLC; and (iv) stock options exercisable for 397,236 Common Shares at an exercise price of $23.80 per share held by Fred Faching Chang. Mr. Chang is the sole member and manager of, and has sole voting, investment and dispositive power with respect to the shares held by, Tekhill USA LLC and Nabal Spring, LLC, as well as his options. As of February 11, 2025, all shares previously held by Fred Chang Partners Trust, Chang Trust 2008, Chang 2009 Annuity Trust No. 1, Chang 2009 Annuity Trust No. 2, and Chang 2009 Annuity Trust No. 3 were transferred to Tekhill USA LLC.
  (3) The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,478,394 shares of Common Stock of the Issuer outstanding as of August 19, 2025, as reported in the Issuer's Report on Form 6-K, filed by the Issuer with the Securities and Exchange Commission on August 19, 2025.
- Tekhill USA LLC (CIK 0001971269): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 3,434,433; shared voting power 0; sole dispositive power 3,434,433; shared dispositive power 0; aggregate amount beneficially owned 3,434,433 (16.8% of the class)
  Comment: (1) Share numbers are as of September 30, 2025. On April 7, 2025, Issuer effected a one-for-twenty combination of its common shares.
  (2) As of February 11, 2025, all shares previously held by Fred Chang Partners Trust, Chang Trust 2008, Chang 2009 Annuity Trust No. 1, Chang 2009 Annuity Trust No. 2, and Chang 2009 Annuity Trust No. 3 were transferred to Tekhill USA LLC.
  (3) The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,478,394 shares of Common Stock of the Issuer outstanding as of August 19, 2025, as reported in the Issuer's Report on Form 6-K, filed by the Issuer with the Securities and Exchange Commission on August 19, 2025.
- Nabal Spring, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 450,000; shared voting power 0; sole dispositive power 450,000; shared dispositive power 0; aggregate amount beneficially owned 450,000 (2.2% of the class)
  Comment: (1) Share numbers are as of September 30, 2025. On April 7, 2025, Issuer effected a one-for-twenty combination of its common shares.
  (2) The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,478,394 shares of Common Stock of the Issuer outstanding as of August 19, 2025, as reported in the Issuer's Report on Form 6-K, filed by the Issuer with the Securities and Exchange Commission on August 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Newegg Commerce, Inc.
Address of issuer's principal executive offices: 21688 Gateway Center Dr., Suite 300, Diamond Bar, California (CA), 91765
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2"), dated July 8, 2025, amends and supplements the statements on Schedule 13D filed on July 20, 2021, (the "Initial Statement") as amended on December 17, 2024 ("Amendment No. 1," and together with the Initial Statement and this Amendment No. 2, the "Schedule 13D") by the Reporting Persons (as defined below) and relates to the common shares, par value $0.43696 per share (the "Common Shares"), of Newegg Commerce, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands (the "Issuer") in order to reflect certain changes in ownership of Common Shares since Amendment No. 1 as well as the impact of the stock combination that occurred effective April 7, 2025. The principal executive office of the Issuer is located at 21688 Gateway Center Dr. Suite 300, Diamond Bar, CA 91765. The Issuer's Common Shares are listed on the NASDAQ Capital Market under the symbol "NEGG." Except as otherwise provided herein, each item of the Initial Statement, as amended by Amendment No. 1, remains unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Initial Statement.

## Item 2. Identity and Background
Name of person filing: This Schedule statement is being filed jointly by (i) Fred Faching Chang, in his individual capacity ("Mr. Chang"), (ii) Tekhill USA LLC, a California limited liability company ("Tekhill"), and (iii) Nabal Spring, LLC, a California limited liability company ("Nabal Spring", together with Mr. Chang and Tekhill, the "Reporting Persons").
Residence or business address: The address of the principal place of business for each Reporting Person is c/o 21688 Gateway Center Dr., Suite 300, Diamond Bar, California 91765.
Present principal occupation or employment: Tekhill and Nabal Spring are investment holding companies that are wholly owned by Mr. Chang. The address of the Issuer is 21688 Gateway Center Drive, Suite 300, Diamond Bar, CA 91765. The address of Tekhill and Nabal Spring is 21688 Gateway Center Dr., Suite 300, Diamond Bar, California 91748. Mr. Chang previously was a member of the Board of Directors of the Issuer, but he resigned such position on July 8, 2025. He has requested to be reappointed to the Board on October 14, 2025.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Mr. Chang is citizen of the United States. Tekhill and Nabal Spring are California limited liability companies.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As of February 11, 2025, all shares previously held by Fred Chang Partners Trust, Chang Trust 2008, Chang 2009 Annuity Trust No. 1, Chang 2009 Annuity Trust No. 2, and Chang 2009 Annuity Trust No. 3 were transferred to Tekhill USA LLC.

As discussed in greater detail under Item 6, as of September 5, 2025, East West Bank exercised its rights under that certain Loan and Pledge Agreement, dated March 23, 2022, as amended ("East West Loan Agreement") with Tekhill, to foreclose on 762,408 Common Shares held by Tekhill. East West Bank sold these shares on the open market and the total principal, interest, fees and penalties owed by Tekhill under the East West Bank Loan Agreement was fully paid-off on September 10, 2025.

Between January 1, 2025 and September 30, 2025, Tekhill sold a total of 965,956 shares on the open market pursuant to Rule 144 of the Securities Act of 1933 ("Rule 144").

In addition, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Reporting Persons, the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to sell some or all of the securities it now holds or hereafter acquires in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may from time to time engage advisors, including broker-dealers, to assist the Reporting Persons in assessing the foregoing considerations or facilitate sales.

Subject to the foregoing, none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based on 20,478,394 common shares outstanding as of August 19, 2025, as reported in the Issuer's Report on Form 6-K, filed by the Issuer with the Securities and Exchange Commission on August 19, 2025, adjusted for the 1 for 20 stock combination effected April 7, 2025
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of the shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
During the period between September 16, 2025 and September 30, 2025, Tekhill sold a total of 250,000 shares of common stock, on the Nasdaq Stock Market at available market prices pursuant to the Rule 144. Aggregate proceeds from sales during this period were approximately $10,810,029.87.

As discussed in greater detail below under Item 6, as of September 5, 2025, East West Bank exercised its rights under the East West Loan Agreement to foreclose on 762,408 Common Shares held by Tekhill and sold these shares on the open market. The total principal, interest, fees and penalties owed by Tekhill under the East West Bank Loan Agreement was fully paid off on September 10, 2025.

Except as described herein, the Reporting Persons have not effected any transaction in the shares of common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
There are no updates to the previous disclosures with respect to Item 6 except as set forth below.

Mr. Chang is the "Minority Representative" under the Amended and Restated Memorandum and Articles of Association ("Articles") of the Issuer, which gives Mr. Chang the power to appoint and replace up to two members of the Board of Directors of the Issuer, of each of the Issuer's subsidiaries, and of each committee of any such board. The Amended and Restated Articles of Association is included as Exhibit 2 to this Schedule 13D. Mr. Chang was previously one of these Board appointees, but resigned from the Board effective July 8, 2025. The current appointees are Richard Weil and Gregory Moore, but on October 14, 2025, Mr. Chang requested to remove Mr. Moore as a director of the Issuer, and to replace Mr. Moore with himself, and resume his position as the Primary Minority Board Appointee under the Articles.

Mr. Chang has entered into an Amended and Restated Shareholder Agreement with the Issuer and other shareholders of the Issuer, which became effective on May 19, 2021 (the "Shareholders Agreement").

By agreement dated March 22, 2022, the Issuer, Mr. Chang, and other Issuer shareholders entered into an amendment (the "First Amendment") to the Company's Shareholders Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Shareholders Agreement. The First Amendment made the ROFR Right in Section 1.03 apply only to 90% of the shares of the Issuer's common shares that are subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates, calculated as of May 19, 2021. On August 1, 2022, the Issuer, Mr. Chang, and other Issuer shareholders entered into a second amendment (the "Second Amendment") to the Shareholders Agreement. The Second Amendment limited the ROFR Right in Section 1.03 to 80% of the shares of the Issuer's common shares that are subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates, calculated as of May 19, 2021. On August 13, 2025, the Issuer, Mr. Chang, and other Issuer shareholders entered into a third amendment (the "Third Amendment") to the Shareholders Agreement. The Third Amendment limited the ROFR Right in Section 1.03 to 64.72% of the shares of the Issuer's common shares that are subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates, calculated as of May 19, 2021.

On March 23, 2022, Tekhill USA LLC ("Borrower") entered into a Loan and Security Agreement ("East West Loan Agreement") with East West Bank, whereby the Borrower agreed to pledge certain shares of Newegg Commerce, Inc. As a result of certain defaults under the East West Bank Loan Agreement, beginning in June 2025, East West Bank began to complete foreclosure sales with respect to these pledged shares. During the period between June 23, 2025 and September 4, 2025, East West Bank completed foreclosure sales of a total of 762,408 Common Shares held by Tekhill and sold these shares on the open market and the total principal, interest, fees and penalties owed by Borrower under the East West Bank Loan Agreement was fully paid-off on September 10, 2025. The East West Loan Agreement is now terminated and East West Bank no longer has any security interest in the shares held by the Reporting Persons.

The description of the First Amendment, Second Amendment and Third Amendment is qualified in its entirety by the actual terms of thereof, which are included as exhibits hereto and incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, dated July 20, 2021, by and among the Reporting Persons (incorporated by reference to Initial Statement filed by the Reporting Persons on July 20, 2021)
2 Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 of the Issuer's Form 6-K dated April 7, 2025)
3 Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 4.3 of the Issuer's Report on Form F-4/A filed with the Commission on April 1, 2021)
4 First Amendment to the Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 1.1. of the Issuer's Form 6-K dated April 28, 2022)
5 Second Amendment to the Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 99.3 of the Issuer's Form 6-K dated September 2, 2022)
6 Third Amendment to the Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 99.1 of the Issuer's Form 6-K dated August 15, 2025)

## Signatures
- Fred Faching Chang: /s/ Fred Chang, Fred Chang (10/17/2025)
- Tekhill USA LLC: /s/ Fred Chang, Manager (10/17/2025)
- Nabal Spring, LLC: /s/ Fred Chang, Manager (10/17/2025)